May 30, 2025

Sebastian Siemiatkowski
Chief Executive Officer
Klarna Group plc
10 York Road
London SE1 7ND
United Kingdom

       Re: Klarna Group plc
           Amendment No. 1 to Registration Statement on Form F-1
           Response dated May 21, 2025
           File No. 333-285826
Dear Sebastian Siemiatkowski:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April, 11 2025 letter.

Amendment No. 1 to Form F-1
Key Business Metrics
Number of Active Klarna Consumers, page 124

1. We note your response to prior comment 3 from our letter dated April 11, 2025, in which you state that active Klarna consumers is meaningful since you generate, at a minimum, ad revenue from customers who use your app. Please revise this section to explain your reasoning for using the metric as currently defined, consistent with your response. Please supplement that disclosure with an explanation of how many of the active Klarna customers have engaged with at least one of your financial services during the most recent period.
 May 30, 2025
Page 2

Operating Leverage from Economies of Scale in Combination with Continued Deployment of
AI, page 146

2. We note your disclosure, here and elsewhere in the registration statement, about your ongoing efforts to leverage AI in your credit granting and customer service activities.
       We also note an article in Forbes, published online May 9, 2025, in which your CEO described the results of some of your AI services to be of "lower quality" compared to human representatives. We note that the article went on to state that Klarna wanted to make sure that its customers always knew they could reach a human representative if they needed one. Revise your disclosure to discuss how your approach to leveraging
       AI has changed as you gain more experience operating with the technology.
Results of Operations
Consumer Credit Losses, page 152

3. We note your disclosure that despite the increase of consumer credit losses on an absolute basis, loan delinquency trends continued to improve, especially in the United
       States. Please revise to disclose and discuss credit risk metrics used by management for credit risk management purposes, including delinquency metrics, and discuss any material credit risk trends in MD&A.
Loan Portfolio, page 182

4. Please revise the information provided for your loan portfolio and allowance for credit losses to present the information separately for the Pay Later and Fair Financing loan products.
Effectively Steering Credit Risk, page 229

5. Please revise here, and elsewhere where you present average balance per active
       Klarna consumer and duration of your loans, to disclose the information separately for the Pay Later and Fair Financing loan products.
Index to Interim Condensed Consolidated Financial Statements, page F-1

6. Please revise to label your Interim Condensed Consolidated Financial Statements as unaudited.
Interim Consolidated Statements of Cash Flows for the Period Ended March 31, 2025 and
2024, page F-6

7. Please revise to present cash flows related to the acquisition or sale of debt instruments not classified as cash equivalents as investing activities. Refer to IAS 7.16 for guidance.
Note 6 Consumer receivables, page F-51

8. Please revise to disaggregate the consumer receivables information by loan product
       (i.e., Pay Later and Fair Financing, etc.). Alternatively, tell us how you determined that each loan product was not a separate class of financial instrument that require separate disclosure and further address how your current disclosure enables users of the financial statements to evaluate the nature and extent of risks arising from
 May 30, 2025
Page 3

       financial instruments at the end of the reporting period. Also, tell us how you considered if there was a concentration of risk that requires separate disclosure. Refer to IFRS 7.6, 7.31 and 7.34 for guidance.
9. Please revise to disclose the information required by IFRS 7.35M, including the amount of consumer receivables at each period end presented by credit risk rating grades. Refer to IFRS 7.B8I for additional guidance.
General

10. We note that you present certain measures "on a Like-for-Like basis," which appear to represent non-IFRS measures. Please revise to provide appropriate disclosure, including reconciliations, required by Item 10(e) of Regulation S-K.
11. We note you expect the relative contribution of your fair financing products to the total number of your total transactions and your overall GMV to increase in future periods and that you do not believe that such changes will be material given your broad diversification across merchants, verticals, and geographies. We also note your disclosure that the average balance per active Klarna consumer and average loan duration allows you to quickly react to market changes and efficiently manage credit risk. Please advise us if you expect this increased contribution of your fair financing product to affect your ability to manage credit risk and, if so, whether there are any changes to your credit risk management and what those changes are. Please contact Lory Empie at 202-551-3714 or Michael Volley at
202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
551-3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Byron B. Rooney, Esq.